Phone +44 20 7260 2000 ihsmarkit.com 4th floor Ropemaker Place 25 Ropemaker Street London EC2Y 9LY United Kingdom

18 January 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Annual Report on Form 10-K for the year ended November 30, 2018 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that IHS Markit Ltd. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended November 30, 2018, which was filed with the U.S. Securities and Exchange Commission on January 18, 2019.

Regards,

IHS Markit Ltd.

By:    /s/ Sari Granat
Sari Granat
Executive Vice President and General Counsel